UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number 001-42594

IOTHREE LIMITED

(Translation of registrant’s name into English)

161 Kallang Way, #07-08

Mapletree Hi-Tech @ Kallang Way, Singapore 349247

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒           Form 40-F ☐

On August 21, 2026, an Extraordinary General Meeting of Members (the “Meeting”) of iOThree Limited (the “Company”) was held at 10:30 a.m. local time (August 20, 2026, at 10:30 p.m. Eastern Time) at 161 Kallang Way, #07-08, Mapletree Hi-Tech @ Kallang Way, Singapore 349247, pursuant to notice duly given.

Shareholders of record of our shares, as of 5:00 p.m., New York time on July 20, 2026 (the “Record Date”) are entitled to notice and to attend and vote at the Meeting and any adjournment or postponement thereof. Each fully paid ordinary share is entitled to one vote, and each fully paid class A share is entitled to fifty (50) votes, on each matter properly brought before the Meeting. As of the Record Date, there were 3,032,199 ordinary shares and 1,831,675 class A shares issued and outstanding, representing a total of 94,615,949 votes. A total of 93,892,378 votes (99.23%), constituting a quorum, were present in person or by valid proxies at the Meeting.

The shareholders voted on four proposals at the Meeting. The proposals were described in detail in the Company’s notice and proxy statement dated August 7, 2026, the relevant portions of which are incorporated herein by reference. At the Meeting, the shareholders adopted the following resolutions:

(1)	The authorized share capital of the Company in respect of its ordinary shares be and is hereby increased from 70,000,000 ordinary shares of a par value of US$0.0625 each to 1,000,000,000 ordinary shares of a par value of US$0.0625 each by the creation of an additional 930,000,000 ordinary shares of a par value of US$0.0625 each, each such additional ordinary share to rank pari passu in all respects with the existing ordinary shares of the Company, such that the authorized share capital of the Company be increased from US$5,000,000.00 divided into 80,000,000 shares of a par value of US$0.0625 each, comprising (i) 70,000,000 ordinary shares of a par value of US$0.0625 each, (ii) 9,000,000 class A shares of a par value of US$0.0625 each and (iii) 1,000,000 preferred shares of a par value of US$0.0625 each, to US$63,125,000.00 divided into 1,010,000,000 shares of a par value of US$0.0625 each, comprising (i) 1,000,000,000 ordinary shares of a par value of US$0.0625 each, (ii) 9,000,000 class A shares of a par value of US$0.0625 each and (iii) 1,000,000 preferred shares of a par value of US$0.0625 each.

The votes regarding this proposal were as follows:

Votes For	Votes Against	Abstentions
93,884,071 (99.99%)	5,631 (0.00%)	2,676

(2)	Subject to Proposal 1 having been passed, and conditional upon, and to be effected immediately upon, the Company obtaining clearance or authorization from The Nasdaq Stock Market LLC (“Nasdaq”) in respect thereof, every eight (8) shares of a par value of US$0.0625 each in the share capital of the Company (whether issued or unissued) as at the time this resolution becomes effective be consolidated into one (1) share of a par value of US$0.5 each (the “Share Reverse Split”). As a consequence of the Share Reverse Split, the authorized share capital of the Company will be changed from US$63,125,000.00 divided into 1,010,000,000 shares of a par value of US$0.0625 each, comprising (i) 1,000,000,000 ordinary shares of a par value of US$0.0625 each, (ii) 9,000,000 class A shares of a par value of US$0.0625 each and (iii) 1,000,000 preferred shares of a par value of US$0.0625 each, to US$63,125,000.00 divided into 126,250,000 shares of a par value of US$0.5 each, comprising (i) 125,000,000 ordinary shares of a par value of US$0.5 each, (ii) 1,125,000 class A shares of a par value of US$0.5 each and (iii) 125,000 preferred shares of a par value of US$0.5 each. No fractional shares shall be issued upon the Share Reverse Split, and in respect of any and all fractional entitlements arising from the Share Reverse Split, the directors be and are hereby authorized to settle as they consider expedient any difficulty which arises in relation to the Share Reverse Split, including by rounding up any fractional entitlement to the nearest whole share.

The votes regarding this proposal were as follows:

Votes For	Votes Against	Abstentions
93,885,177 (99.99%)	5,024 (0.00%)	2,177

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(3)	Subject to Proposal 2 having been passed, a share consolidation of the Company’s issued and unissued ordinary shares, class A shares and preferred shares of a par value of US$0.5 each be approved at a ratio of not less than one (1)-for-two (2) and not more than one (1)-for-fifty (50) (the “Range”), with the exact ratio to be set at a whole number within this Range to be determined by the Board of the Directors of the Company (the “Board”) in its sole discretion within seven hundred thirty (730) calendar days after the date of passing of these resolutions (the “Share Consolidation”), provided that the approval for the Share Consolidation shall lapse if the Board fails to determine a ratio for the Share Consolidation within such 730-day period, in which case the Share Consolidation shall not proceed and shall be abandoned. In respect of any and all fractional entitlements to the issued consolidated shares resulting from the Share Consolidation, if so determined by the Board in its sole discretion, the directors be and are hereby authorized to settle as they consider expedient any difficulty which arises in relation to the Share Consolidation, including but without prejudice to the generality of the foregoing capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued shares to be issued to shareholders of the Company to round up any fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation.

The votes regarding this proposal were as follows:

Votes For	Votes Against	Abstentions
93,884,682 (99.99%)	5,020 (0.00%)	2,676

(4)	The current memorandum and articles of association of the Company (the “Current Articles”) be and are hereby amended such that:

(a)	the definition of “Ordinary Resolution” in article 1 of the Current Articles be replaced in its entirety by the following:

“Ordinary Resolution”	means a resolution:

1.	passed by a simple majority of the votes cast by such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorised representatives, at a general meeting of the Company held in accordance with these Articles (in computing the majority when a poll is demanded regard shall be had to the number of votes to which each Member is entitled by these Articles); or

2.	approved in writing by the Shareholders holding a majority of the votes attaching to the issued shares of the Company entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Shareholders and the effective date of the resolution so adopted shall be the date on which the instrument, or the last of such instruments, if more than one, is executed;”; and

(b)	article 86 of the Current Articles be replaced in its entirety by the following:

“86.	A resolution in writing signed by the Shareholders holding a majority of the votes attaching to the issued shares of the Company being entitled to receive notice of and to attend and vote at general meetings of the Company (or being corporations by their duly authorised representatives) shall be as valid and effective as if the same had been passed at a general meeting of the Company duly convened and held.”, and that any one Director of the Company or the registered office provider of the Company be authorized severally to do all such acts and things and execute all such documents and take all such steps on behalf of the Company as such person considers necessary, desirable or expedient to give effect to the foregoing amendments, including the filing of this special resolution with the Registrar of Companies in the Cayman Islands.

The votes regarding this proposal were as follows:

Votes For	Votes Against	Abstentions
93,884,071 (99.99%)	5,628 (0.00%)	2,679

This Form 6-K is hereby incorporated by reference into the registration statement of the Company on Form S-8 (File No. 333-289327) and shall be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 24, 2026	IOTHREE LIMITED

	By:	/s/ Eng Chye Koh
Eng Chye Koh
Chief Executive Officer and Chairman

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